SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)
Of The Securities Exchange Act Of 1934

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

Of The Securities Exchange Act of 1934

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of subject company (Issuer))

COMPANHIA PARANAENSE DE ENERGIA – COPEL

(Name of Filing Person (Offeror))

Preferred Class B Shares, Without Par Value (Including In The Form Of American Depositary Shares) (Title of classes of securities)	20441B407 (CUSIP number of Preferred Class B Shares)

Daniel Pimentel Slaviero

Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil

Tel: +55 41 3331 4011
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Nicolas Grabar
Francesca L. Odell
Glenn P. McGrory
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Tel: (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$693,655,030.06	US$75,677.77

(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated assuming the conversion of all outstanding preferred class B shares of Companhia Paranaense de Energia – Copel (“Copel”), no par value (the “Preferred Class B Shares”). The Transaction Valuation (estimated solely for purposes of computing the filing fee pursuant to Rule 0-11 under the Exchange Act) is calculated as the sum of (1) 286,332,019, the number of Copel Preferred Shares eligible to be converted into units, each representing four Preferred Class B Shares and one common share of Copel (the “Units”), in the offer, multiplied by US$ 1.24, the average of the high and low prices of the Preferred Class B Shares as reported on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão, or “B3”) on March 17, 2021, converted into U.S. dollars based on an exchange rate of R$5,5847 =US$1, the PTAX selling rate as reported by the Central Bank of Brazil (Banco

Central do Brasil) on March 17, 2021, and (2) 26,494,783, the number of outstanding Preferred ADSs, as of March 17, 2021, eligible to be converted into Units in the offer, multiplied by US$ 12.78, the average of the high and low prices of the Preferred ADSs as reported on the New York Stock Exchange on March 17, 2021.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2021, is US$109.10 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.0001091.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☒	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO and Schedule 13E-3 (“Schedule TO/13E-3”) relates to the offer by Companhia Paranaense de Energia – Copel, a sociedade anônima organized under the laws of the Federative Republic of Brazil (“Copel” or the “Company”) to convert (the “Conversion Offer”) any or all of the Company’s preferred Class B shares, no par value (the “Preferred Class B Shares”) into units, each consisting of four Preferred Class B Shares and one common share of Copel (the “Units”). The Conversion Offer is subject to the terms and conditions set forth in the Revised Offer to Convert dated April 16, 2021 (the “Offer to Convert”). The Offer to Convert is attached to this Schedule TO/13E-3 as Exhibit (a)(1)(A). This Amendment No. 2 amends and restates the Tender Offer Statement on Schedule TO filed on March 22, 2021 and Amendment No. 1 to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed on April 9, 2021.

All information in the Offer to Convert is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO/13E-3, except as otherwise set forth below.

Item 1. Summary Term Sheet.

Omitted pursuant to Instruction J to Schedule TO. See Item 13 below.

 Item 2. Subject Company Information.

Omitted pursuant to Instruction J to Schedule TO. See Item 13 below.

 Item 3. Identity and Background of Filing Person.

Omitted pursuant to Instruction J to Schedule TO. See Item 13 below.

Item 4. Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Convert titled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 4. Material Tax Consequences,” “THE CONVERSION OFFER—Section 1. Terms of the Conversion Offer and Expiration Times and Date,” “THE CONVERSION OFFER—Section 2. Procedures for Accepting the Conversion Offer and Converting Preferred Class B Shares,” “THE CONVERSION OFFER—Section 3. Withdrawal of Tenders,” “THE CONVERSION OFFER—Section 4. Condition to Conversion Offer and Effectiveness of Conversion,” “THE CONVERSION OFFER—Section 5. Fees and Expenses,” “THE CONVERSION OFFER—Section 6. Issuance of Units,” “THE CONVERSION OFFER—Section 10. Material Differences between the Rights of Common Shares and Preferred Class B Shares,” and “THE CONVERSION OFFER—Section 14. Accounting Treatment of the Conversion Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Convert under the titles “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer,” “THE CONVERSION OFFER—Section 4. Condition to Conversion Offer and Effectiveness of Conversion” and “THE CONVERSION OFFER—Section 15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preferred Class B Shares and Preferred ADSs” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Omitted pursuant to Instruction J to Schedule TO. See Item 13 below.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Convert titled “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Convert titled “SUMMARY TERM SHEET” and “THE CONVERSION OFFER—Section 1. Terms of the Conversion Offer and Expiration Times and Date” is incorporated herein by reference.

(c)(1) – (5) None.

(c)(6) The information set forth in the sections of the Offer to Convert titled “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” and “THE CONVERSION OFFER—Section 8. Certain Information About the Preferred Class B Shares and the Common Shares” is incorporated herein by reference.

(c)(7) – (8) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) None.

(b) None.

(c) Not applicable. See Item 13.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

Omitted pursuant to Instruction J to Schedule TO. See Item 13 below.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Omitted pursuant to Instruction J to Schedule TO. See Item 13 below.

Item 10. Financial Statements.

(a) The information set forth in the Annual Report on Form 20-F of Copel for the year ended December 31, 2019, as amended, and the Form 6-K of Copel furnished to the SEC on December 9, 2020, is herein incorporated by reference.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) None.

Item 12. Exhibits.

Item 12 of the Schedule TO/13E-3 is hereby amended and restated in its entirety, as follows:

Exhibit No	Description
(a)(1)(A)	Revised Offer to Convert dated April 16, 2021.*
(a)(5)(A)	Press Release “Minutes of the Extraordinary General Shareholders’ Meeting of Companhia Paranaense de Energia – Copel, held on March 11, 2021” (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Copel, filed on March 12, 2021).
(a)(5)(B)	Press Release “Minutes of the Extraordinary General Shareholders’ Meeting of Companhia Paranaense de Energia – Copel, held on March 11, 2021” (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Copel, filed on March 15, 2021).
(a)(5)(C)	Press Release “Corporate Bylaws of Companhia Paranaense de Energia – Copel approved at the Extraordinary General Shareholders’ Meeting, held on March 11, 2021” (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Copel, filed on March 15, 2021).
(a)(5)(D)	Press Release “Minutes of the Meeting of the Board of Directors of Companhia Paranaense de Energia – Copel, held on March 17, 2021” (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Copel, filed on March 17, 2021).
(a)(5)(E)	Press Release “Companhia Paranaense de Energia – Copel’s Material Fact issued on March 17, 2021 with 1st Program of Share Conversion and Unit Formation” (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Copel, filed on March 18, 2021).
(a)(5)(F)	Form 20-F of Companhia Paranaense de Energia – Copel for the fiscal year ended December 2019, as amended (filed on April 27, 2020).
(a)(5)(G)	Form 6-K of Companhia Paranaense de Energia – Copel for the month of December, 2020 (filed on December 9, 2020).
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Schedule 13E-3 Item 1. Summary Term Sheet.

The information set forth in the Offer to Convert under the title “SUMMARY TERM SHEET” is incorporated herein by reference.

Schedule 13E-3 Item 2. Subject Company Information.

(a) The issuer of the securities subject to the Conversion Offer is Companhia Paranaense de Energia – Copel, a corporation organized under the laws of the Federative Republic of Brazil. Copel’s principal executive office is located at Rua Coronel Dulcídio, 800, 3rd floor – 80420.170 Curitiba, Paraná, Brazil. Copel’s telephone number is +55 41 3331 4011.

(b) The subject class of securities is Copel’s outstanding Preferred Class B Shares, including Preferred Class B Shares held in the form of American Depositary Shares. As of March 19, 2021, 1,282,975,430 Preferred Class B Shares (including 26,494,783 Preferred Class B Shares held in the form of American Depositary Shares) were issued and outstanding.

(c) The information set forth in the Offer to Convert under the title “THE CONVERSION OFFER—Section 8. Certain Information About the Preferred Class B Shares and the Common Shares” is incorporated herein by reference.

(d) The information set forth in the Offer to Convert under the title “THE CONVERSION OFFER—Section 9. Description of Capital Stock” is incorporated herein by reference.

(e) None.

(f) None.

Schedule 13E-3 Item 3. Identity and Background of Filing Person.

(a) Companhia Paranaense de Energia – Copel is the filing person and subject company. The business address and telephone number of Copel are set forth under Schedule 13E-3 Item 2(a) of this Schedule TO.

(b) The information set forth in the Offer to Convert under the title “THE CONVERSION OFFER—Section 12. Certain Information About Copel” is incorporated herein by reference.

(c) Not applicable.

Schedule 13E-3 Item 4. Terms of the Transaction.

(a) See Item 4 above.

(b) Not applicable.

(c) None.

(d) None.

(e) None.

(f) The information set forth in “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” and “THE CONVERSION OFFER—Section 8. Certain Information About the Preferred Class B Shares and the Common Shares” is incorporated herein by reference.

Schedule 13E-3 Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) None.

(b) None.

(c) None.

(d) Not applicable.

(e) The information set forth in the section of the Offer to Convert titled “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer,” “THE CONVERSION OFFER—Section 4. Condition to Conversion Offer and Effectiveness of Conversion” and “THE CONVERSION OFFER—Section 15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preferred Class B Shares and Preferred ADSs” is incorporated herein by reference.

Schedule 13E-3 Item 7. Purposes, Alternatives, Reasons and Effects

(a) The information set forth in the section of the Offer to Convert titled “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” is herein incorporated by reference.

(b) The information set forth in the section of the Offer to Convert titled “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” is herein incorporated by reference.

(c) The information set forth in the section of the Offer to Convert titled “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” is herein incorporated by reference.

(d) The information set forth in the section of the Offer to Convert titled “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” is herein incorporated by reference.

Schedule 13E-3 Item 8. Fairness of the Transaction

(a) The information set forth in the Offer to Convert titled “SPECIAL FACTORS—Section 2. Fairness of the Conversion Offer” is herein incorporated by reference.

(b) The information set forth in the Offer to Convert titled “SPECIAL FACTORS—Section 2. Fairness of the Conversion Offer” is herein incorporated by reference.

(c) The information set forth in the Offer to Convert titled “SPECIAL FACTORS—Section 2. Fairness of the Conversion Offer” is herein incorporated by reference.

(d) The information set forth in the Offer to Convert titled “SPECIAL FACTORS—Section 1. Background and Purpose of the Conversion Offer and Plans for Copel After the Conversion Offer” and “SPECIAL FACTORS—Section 2. Fairness of the Conversion Offer” is herein incorporated by reference.

(e) The information set forth in the Offer to Convert titled “SPECIAL FACTORS—Section 2. Fairness of the Conversion Offer” is herein incorporated by reference.

(f) The information set forth in the Offer to Convert titled “SPECIAL FACTORS—Section 2. Fairness of the Conversion Offer” is herein incorporated by reference.

Schedule 13E-3 Item 9. Reports, Opinions, Appraisals and Negotiations

(a) The information set forth in the Offer to Convert titled “SPECIAL FACTORS—Section 3. Reports, Opinions, Appraisals and Negotiations” is herein incorporated by reference.

(b) Not applicable.

(c) Not applicable.

Schedule 13E-3 Item 10. Source and Amounts of Funds or Other Consideration

(a) See Item 7 above.

(b) See Item 7 above.

(c) The information set forth in the section of the Offer to Convert titled “THE CONVERSION OFFER—Section 5. Fees and Expenses,” is herein incorporated by reference.

(d) Not applicable.

Schedule 13E-3 Item 11. Interests in Securities of the Subject Company.

(a) The information regarding beneficial ownership of Class B Preferred Shares by directors and executive officers of Copel set forth in “THE CONVERSION OFFER—Section 15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preferred Class B Shares and Preferred ADSs” of the Offer to Convert is incorporated herein by reference.

(b) Not applicable.

(c) None.

Schedule 13E-3 Item 12. The Solicitation or Recommendation

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) The information set forth in the section of the Offer to Convert “THE CONVERSION OFFER—Section 15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preferred Class B Shares and Preferred ADSs” is herein incorporated by reference.

(e) The information set forth in the section of the Offer to Convert “THE CONVERSION OFFER—Section 15. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Preferred Class B Shares and Preferred ADSs” is herein incorporated by reference.

Schedule 13E-3 Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Convert titled “THE CONVERSION OFFER—Section 5. Fees and Expenses” is herein incorporated by reference.

(b) None.

Schedule 13E-3 Item 15. Additional Information

(c) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL
By: /s/ Daniel Pimentel Slaviero
Name: Daniel Pimentel Slaviero
Title: Chief Executive Officer
By: /s/ Adriano Rudek de Moura
Name: Adriano Rudek de Moura
Title: Chief Financial Officer and Investor Relations Officer